UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)


                             Rural/Metro Corporation
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   781748108
                                 --------------
                                 (CUSIP Number)


                            Frank M. Placenti, Esq.
                                 Bryan Cave LLP
                      Two North Central Avenue, Suite 2200
                             Phoenix, Arizona 85004
                            Telephone: (602) 364-7451
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 7, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 pages)

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CUSIP NO. 781748108                    13D/A                   Page 2 of 5 Pages
-------------------                                            -----------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mark S. Howells
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF [See Item 3 Below]
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     933,450
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     17,200
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       933,450
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     17,200
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,417,623
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
    --------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 781748108                    13D/A                   Page 3 of 5 Pages
-------------------                                            -----------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce W. Derrick
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF [See Item 3 Below]
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     466,973
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       466,973
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,417,623
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
    --------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 781748108                    13D/A                   Page 4 of 5 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     This  constitutes  Amendment  No. 1 (the  "Amendment")  to the statement on
Schedule 13D, dated March 7, 2001 (the "Initial Statement"), with respect to the Common Stock, par value $.01 per share (the "Stock") of Rural/Metro Corporation (the "Issuer"), a Delaware corporation, with principal executive offices located at 8401 East Indian School Road, Scottsdale, Arizona, 85251. The Amendment is being filed to include as Exhibit 1 to the statement on Schedule 13D, the Joint Filing Agreement (the "Agreement") executed by Mr. Mark S. Howells and Mr. Bruce
W. Derrick on March 7, 2001. Due to a technical error, a copy of the Agreement lacking the execution date and the conformed signatures of Mr. Howells and Mr. Derrick was filed as Exhibit 1 to the Initial Statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following materials are filed as Exhibits to this Schedule 13D/A.

     Exhibit 1      Joint Filing Agreement

-------------------                                            -----------------
CUSIP NO. 781748108                    13D/A                   Page 5 of 5 Pages
-------------------                                            -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Mark S. Howells
                                        ----------------------------------------
                                        Mark S. Howells

                                        Date: March 8, 2001
                                              ----------------------------------


                                        /s/ Bruce W. Derrick
                                        ----------------------------------------
                                        Bruce W. Derrick

                                        Date: March 8, 2001
                                              ----------------------------------